

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

February 6, 2007

By US Mail and Facsimile

Mr. Kenneth R. Peak
Chief Financial Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, TX 77098

Re: Contango Oil & Gas Company
Form 10-K for the Fiscal Year Ended June 30, 2006
Filed September 12, 2006
File No. 1-16317

Dear Mr. Peak:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2006

Cover Page

1.   Please revise your Commission File Number on all future filings to reflect the
        correct file number, 001-16317.

Selected Financial Data, page 31

2.   We note the reasons you believe the non-GAAP financial measure of EBITDAX
        is useful to investors as an indicator of your operating performance and ability to
        incur and service debt. As it remains unclear how EBITDAX provides a
        meaningful measure of operational performance, you will need to provide a more
        substantive discussion of how you have defined operating performance, relative to
        operating performance as measured under GAAP, to provide sufficient context;
        you will also need to disclose what it is that you believe the EBITDAX measures
        reveal about your operating performance and ability to incur and service debt.

        Additionally, since you present EBITDAX as a measure that can be used in
        determining amounts available to service debt, the adjustment to exclude
        exploration costs may need to be eliminated as this does not appear consistent
        with the stated purpose.

        Last, we note that your reconciliation of EBITDAX begins with the title, "Income
        (loss) from continuing operations." The description of this line item does not
        appear to be accurate, as the amounts presented for this caption exclude other
        income and taxes.

        Please revise your non-GAAP disclosures accordingly.

Management's Discussion and Analysis and Financial Condition and
Results of Operations, page 33

3.   We note that your analysis of results of operations combines the effects of both
        continuing and discontinued operations. Item 303 of Regulation S-K requires that
        MD&A provide material historical and prospective textual disclosure to enable
        investors to assess the financial condition and results of operations of the
        registrant, with particular emphasis on the registrant's prospects for the future. As
        such, we do not believe you should discuss the results of your discontinued
        operations on a combined basis with continuing operations. Please revise to
        segregate your discussion of continuing operations from your discontinued
        operations. For additional guidance, see Item 303 of Regulation S-K and FRC
        Section 501.

Similarly, we note your liquidity discussion on page 37 includes the combined effects of both continuing and discontinued operations. The discussion of liquidity should cover all the years presented from a trend standpoint, and address matters that make past results not indicative of future results. Please revise your disclosures accordingly. Also ensure that you address the following points:

(i)   Describe how cash flows from discontinued operations are reported in the cash flow statements;

(ii)   Quantify cash flows from discontinued operations, if they are not disclosed separately in the cash flow statement; and

(iii)   Describe how the absence of cash flows from discontinued operations is expected to affect future liquidity and capital resources. For example, provide the effect on financing levels, terms, and covenants.

Please refer to Current Accounting and Disclosure Issues in the Division of Corporation Finance, November 30, 2006, II(C)(1) Statement of Cash Flows – Discontinued Operations, located on our website at the following address.

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

Critical Accounting Policies, page 39

4.   We note that you have identified many areas of accounting that you regard as critical, due to the significant level of judgment required to determine various assumptions underpinning their application, and which under different conditions, could lead to "material differences" in your financial statements. However, the disclosures that you provide appear to be essentially the same as the accounting policies utilized, rather than any specific uncertainties underlying your estimates. In other words, for the critical accounting policies that you disclose, you have not sufficiently identified the critical judgment and estimation attributes.

Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

       (c)   An analysis of your specific sensitivity to change, based on outcomes that are reasonably likely to occur and have a material effect.

       Please refer to FRC Section 501.14 for further guidance.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-8

5.   We note that your consolidation policy on accounting for exploration and development subsidiaries not wholly owned, such as 42.7 percent owned Republic Exploration LLC, described on page F-10, which are not controlled by you, are proportionately consolidated. Tell us why you record income and losses from these ventures based on a hypothetical liquidation basis, rather than your proportional ownership percentage, with the establishment of a receivable or payable resulting from any further contractual adjustments that may be required under the terms of your profit sharing. A schedule of your income and loss recognition determinations supporting your accounting and explanation would be helpful to our understanding.

Note 9 – Contango Venture Capital Corporation, page F-18

6.   We note that you invested in Contango Capital Partners Fund, L.P. (the Fund), which has investments in two alternative energy companies, Protonex Technology Corporation and Jadoo Power Systems. You also state that you account for the Fund's investments under the equity method. However, you later state that the Fund "marks-to-market its investment in Protonex," and that you "recorded a cumulative $0.8 million increase to [y]our investment resulting primarily from unrealized gains of the Fund as a result of mark-to-market adjustments." These statements appear inconsistent regarding the accounting method followed by the Fund, as it is unclear whether the Fund is accounting for these investments under the equity method or as trading securities under SFAS 115. Please amend your disclosure to eliminate any inconsistencies and more clearly describe the accounting method applied by the Fund to its underlying investments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Don Delaney at (202) 551-3863 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief